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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 7
                                     to
                               SCHEDULE 14D-1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                    and

                              AMENDMENT NO. 8
                                     to
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                                DEPUY, INC.
                         (Name of Subject Company)

                           LIB ACQUISITION CORP.
                             JOHNSON & JOHNSON
                                 (Bidders)

                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)

                                249726 10 0
                   (CUSIP Number of Class of Securities)

                           James R. Hilton, Esq.
                           LIB Acquisition Corp.
                           c/o Johnson & Johnson
                        One Johnson & Johnson Plaza
                      New Brunswick, New Jersey 08933
                               (732) 524-2450
          (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of the Bidders)

                                 Copies to:
                          Robert A. Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000

                             (Final Amendment)



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          This statement amends and supplements the combined Tender Offer
Statement on Schedule 14D-1, as amended by Amendment Nos. 1 through 6 thereto, and Statement on Schedule 13D, as amended by Amendment Nos. 1 through 7 thereto, originally filed with the Securities and Exchange Commission on July 27, 1998 (collectively and as amended, the "Schedule 14D-1 & Schedule 13D"), by Johnson & Johnson, a New Jersey corporation ("Parent"), and LIB Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), in connection with the offer to purchase all the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of DePuy, Inc., a Delaware corporation (the "Company"), at $35 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 27, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1 & Schedule 13D.

Item 10.  Additional Information.

          Item 10 of the Schedule 14D-1 & Schedule 13D is hereby amended and supplemented by adding the following language thereto:

          On October 29, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(14) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

          Item 11 is hereby amended and supplemented by adding the following:

         (a)(14) Text of Press Release dated October 29, 1998, issued by Parent.


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                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 1998


                                        LIB ACQUISITION CORP.


                                        By: /s/ James R. Hilton
                                            ------------------------
                                            Name:  James R. Hilton
                                            Title: Vice President

                                        JOHNSON & JOHNSON


                                        By: /s/ Peter S. Galloway
                                            ------------------------
                                            Name:   Peter S. Galloway
                                            Title:  Secretary


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


                               EXHIBIT INDEX


Number                    Exhibit Name                      Page No.

*(a)(1)    Offer to Purchase.
*(a)(2)    Letter of Transmittal.
*(a)(3)    Notice of Guaranteed Delivery.
*(a)(4)    Letter to Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.
*(a)(5)    Letter to Clients for use by Brokers,
           Dealers, Commercial Banks, Trust Companies
           and Other Nominees.
*(a)(6)    Guidelines for Certification of Taxpayer
           Identification Number on Substitute Form
           W-9.
*(a)(7)    Form of Summary Advertisement dated July 27,
           1998.
*(a)(8)    Text of Joint Press Release dated July 21,
           1998, issued by the Company, Parent and
           Roche Holding Ltd.
*(a)(9)    Text of Press Release dated August 4, 1998,
           issued by Parent.
*(a)(10)   Text of Press Release dated August 20, 1998,
           issued by Parent.
*(a)(11)   Text of Press Release dated September 15,
           1998, issued by Parent.
*(a)(12)   Text of Press Release dated October 14,
            1998, issued by Parent.
*(a)(13)    Text of Press Release dated October 28,
            1998, issued by Parent.
 (a)(14)    Text of Press Release dated October 29,
            1998, issued by Parent.
 (b)        None.
*(c)(1)     Agreement and Plan of Merger dated as of
            July 21, 1998,  among  Parent,  the  Purchaser  and the
            Company.
*(c)(2) Stockholder Agreement dated as of July 21, 1998, among Parent, the Purchaser and certain stockholders of the Company.
(d)         None.
(e)         Not applicable.
(f)         None.
--------------------
*Previously filed.

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


                                                            EXHIBIT (a)(14)




Contact:   Robert V. Andrews - Media Relations
           (732) 524-3348

           Helen E. Short - Investor Relations
           (732) 524-6491


                                                      FOR IMMEDIATE RELEASE


                        Johnson & Johnson Announces
               Completion of Its Tender Offer for DePuy, Inc.


          New Brunswick, NJ (Oct. 29, 1998) -- Johnson & Johnson (NYSE:
JNJ) announced today that it has accepted for payment 98,630,546 shares of common stock of DePuy, Inc. (NYSE: DPU), representing approximately 99.7% of the outstanding DePuy shares, at $35 per share in accord with its tender offer for all outstanding DePuy shares. The tender offer expired today at 5:00 P.M., New York City time.

          Johnson & Johnson intends to promptly merge LIB Acquisition Corp., a wholly owned subsidiary of Johnson & Johnson, with and into DePuy in accord with Delaware's short-form merger provisions. As a result of the merger, DePuy will become a direct, wholly owned subsidiary of Johnson & Johnson and each remaining outstanding DePuy share will be converted, subject to appraisal rights, into the right to receive $35 in cash, without interest.

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